0- 24842

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

03016575

RECD S.E.C.
MAR 7 - 2003
1086

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to _______

Commission file number ____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Monterey Bay Bank 401(k) Plan.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Monterey Bay Bancorp, Inc., 567 Auto Center /Drive, Watsonville, CA 95076.

CRG#

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statement required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

> *Note.* A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to the annual report. Such consent shall be currently dated and manually signed.

EXHIBITS

The following exhibits are being filed with the Annual Report on Form 11-K:

23.1 Consent of Deloitte & Touche LLP

99.1 Annual Financial Statements of Monterey Bay Bank 401(k) Plan as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONTEREY BAY BANK 401 (K) PLAN

Date : March 3, 2003

By: Susan M Carlson

Name: Monterey Bay Bank
567 Auto Center Drive
Watsonville, CA 95076

Plan Administrator for Monterey Bay Bank 401(k) Plan

Exhibit 23.1

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-06853 of Monterey Bay Bank on Form S-8 of our report dated April 24, 2002, appearing in this Annual Report on Form 11-K of the Monterey Bay Bank 401(k) Plan for the year ended December 31, 2001.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Sacramento, California
March 3, 2003

Exhibit 99.1

Deloitte & Touche LLP
Suite 2000
400 Capitol Mall
Sacramento, California 95814-4424

Tel: (916) 498-7100
Fax: (916) 444-7963
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
Monterey Bay Bank 401(k) Plan
Monterey, California

We have audited the financial statements and supplemental schedule of the Monterey Bay Bank 401(k) Plan ("Plan") as of December 31, 2001 and 2000, and for the years then ended, as listed in the Table of Contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 24, 2002

MONTEREY BAY BANK
401(k) PLAN

Financial Statements as of and for the
Years Ended December 31, 2001 and 2000,
Supplemental Schedule as of December 31, 2001
and Independent Auditors' Report

MONTEREY BAY BANK 401(k) PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
Monterey Bay Bank 401(k) Plan
Monterey, California

We have audited the financial statements and supplemental schedule of the Monterey Bay Bank 401(k) Plan ("Plan") as of December 31, 2001 and 2000, and for the years then ended, as listed in the Table of Contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

April 24, 2002

MONTEREY BAY BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments, at fair value:		
Mutual Funds	$ 1,209,941	$ 1,368,837
Monterey Bay Bancorp common stock	350,052	266,430
Participant Loans	100,218	123,969
Total investments	1,660,211	1,759,236
Participant contributions receivable	9,438	5,105
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,669,649	$ 1,764,341

See accompanying notes to financial statements.

MONTEREY BAY BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:		
Investment (loss) income:		
Net depreciation in fair value of investments	$ (130,957)	$ (127,393)
Interest and dividends	59,483	129,920
Total investment (loss) income	(71,474)	2,527
Participant contributions	247,991	187,138
Total additions	176,517	189,665
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:		
Benefits paid to participants	255,352	294,914
Administrative expenses	15,857	24,434
Total deductions	271,209	319,348
DECREASE IN NET ASSETS	(94,692)	(129,683)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,764,341	1,894,024
End of year	$1,669,649	$1,764,341

See accompanying notes to financial statements.

MONTEREY BAY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

The following brief description of the Monterey Bay Bank 401(k) Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established in February 1994 to provide eligible employees of Monterey Bay Bank ("Company"), which is a wholly-owned subsidiary of Monterey Bay Bancorp ("MBBC"), with retirement benefits in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code. All employees are eligible to participate in the Plan after completing three months of service, as defined in the Plan, and upon reaching 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions – The Plan permits participants to defer up to 15% of their annual compensation on a pre-tax basis to the Plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC") (maximum of $10,500 in 2001 and 2000). The Company does not match contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - The Plan had eight designated investment funds within Russell Company Funds and MBBC common stock in 2000. Effective October 1, 2001, the Plan changed trustees from the Russell Company to the Union Bank of California Funds and has eleven designated investment funds within the Union Bank of California Funds and MBBC common stock. Assets are invested based upon participant direction. Earnings of each investment fund are allocated to that Fund's participants in proportion to each participant's share of fund assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits - Upon termination of employment due to retirement, death, disability or separation from service, the vested balances in the participants' accounts will be distributed to the participants or their beneficiaries in either a lump sum, equal periodic installments, an annuity, or some combination of the foregoing, at the election of the participant or beneficiary. Participants also may receive in-service distributions on account of hardship or after attaining age 59½.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or amend or terminate the Plan at any time. In the event of Plan termination, all accounts become nonforfeitable. Plan assets would be distributed as described in the previous paragraph.

Participant Loans - Participants may borrow up to half of the current value of their accounts in the form of a loan with a minimum amount of $1,000 and a maximum amount of $50,000 or 50% of their account balance, whichever is less. Loans are secured by the balance in the participant's account and bear interest at prevailing market rates. Principal and interest is paid ratably through monthly payroll deductions.

Plan Expenses - Costs of administering the Plan are paid by the Plan, except for investment management fees, which are deducted from fund earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments are stated at their fair value measured by quoted market prices (or, if not available, at estimated fair value). Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes dividends and interest received from Plan investments.

Benefits paid to participants are recorded when paid.

Income Taxes - The Plan has received a favorable determination letter from the Internal Revenue Service dated April 29, 1995 as to its qualified status. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

3. INVESTMENTS

The fair value of investments that represented 5% or more of the Plan's net assets at December 31, 2001 and 2000 were as follows:

December 31, 2001	
Union Bank of California Funds -	
Highmark Div. Money Market Fund	$1,168,454
MBBC common stock	350,052
December 31, 2000	
Russell Company Funds:	
Equity I Fund	$ 340,748
Equity II Fund	259,422
Equity III Fund	148,649
Fixed I Fund	136,235
Short Term Bond Fund	143,316
International Fund	275,303
MBBC common stock	266,430

4. RELATED PARTY TRANSACTIONS

The Plan's investments include the MBBC common stock, which represents party-in-interest transactions that qualify as exempt prohibited transactions.

Certain Plan investments are shares of mutual funds managed by the Union Bank of California or the Russell Company. The Russell Company was the trustee as defined by the Plan until October 1, 2001, when Union Bank of California became the trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and trustee services amounted to $15,857 and $24,434 for the years ended December 31, 2001 and 2000, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULE

MONTEREY BAY BANK 401(k) PLAN

SCHEDULE H, line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001

Description of Investment	Current Value
Union Bank of California funds:	
Highmark Div. Money Market Fund	$ 1,168,454
Strong Government Securities Fund	689
Dreyfus Intermediate Term Income A Fund	1,479
Dreyfus Premier Balanced A Fund	1,613
Dreyfus S&P 500 Index Fund	15,185
MFS Capital Opportunities A Fund	2,794
MFS Strategic Growth A Fund	2,321
Fidelity Advisor Midcap Fund	4,924
Dreyfus Midcap Value Fund	11,099
Franklin Balance Sheet Investment Fund	1,373
Scudder Global Fund	10
MBBC common stock	350,052
Participant Loans (15 loans, interest rates range from 9.25% to 12.00% with maturities not to exceed five years)	100,218
Total	$ 1,660,211